Al Shams Investments Responds to Braemar Board’s Brazen Act of Self-Dealing

Issues Open Letter Admonishing the Board for Authorizing a Sale of Hotel Properties That Triggers a Massive Windfall to the Company’s Chair, Monty Bennett

Vows to Hold Directors Accountable for Their Disloyalty to Shareholders

PEMBROKE, Bermuda – June 15, 2026 – Al Shams Investments Limited (“Al Shams” or “we”), the largest shareholder of Braemar Hotels & Resorts Inc. (NYSE: BHR) (“Braemar” or the “Company”), today sent a letter to Braemar’s outside directors admonishing them for authorizing a sale of three of the Company’s hotels that triggers a massive windfall to a company controlled by Braemar’s Chair, Monty Bennett. This letter follows Al Shams' open letters of 8 May 2026, 2 June 2026 and 10 June 2026, in which it warned the directors not to pursue any transactions or make any changes to the composition of the Board of Directors or to Braemar’s strategy without the input of the Company’s owners.

Wafic Rida Said, the Ultimate Beneficial Owner of Al Shams, commented:

“I am not by nature a confrontational person. But what has been done to Braemar’s shareholders is a moral outrage—a calculated act of greed by an individual who has manipulated the rules of governance purely for personal enrichment, with complete disregard for the investors he is supposed to serve. I feel an obligation—not merely a right—to stand up for those shareholders who cannot fight this alone. We will pursue this to its conclusion.”

The full text of Al Shams’ letter is below:

AL SHAMS INVESTMENTS LIMITED

5B Waterloo Lane

Pembroke HM 08

Bermuda

15 June 2026

Braemar Hotels & Resorts Inc., Outside Members of the Board of Directors

Ms. Mary Candace Evans

Ms. Rebeca Odino-Johnson

Mr. Matthew D. Rinaldi

Ms. Kellie Sirna

Re: A Betrayal of Shareholders for Which We Will Hold You Accountable

Outside Members of the Board of Directors:

What you have done is indefensible. As Braemar’s largest shareholder, Al Shams Investments Limited warned you—repeatedly and unambiguously—not to act without shareholder consent. You ignored us.

Instead, you have completed one of the most brazen acts of self-dealing we have ever witnessed in a public company by authorizing the sale of three hotel properties that triggered a $480 million “termination fee” owed to a company controlled by Monty Bennett, your Chair and benefactor. We believe Mr. Bennett engineered this outcome himself, approving the very transactions that lined his own pockets. That is not governance; that is theft dressed in a suit.

The market has rendered its verdict: Braemar’s stock fell 15% in two days. To put that in context: the share price has collapsed by nearly 90% since the Company’s separation from Ashford Hospitality Trust, leaving shareholders with a stock trading at just $2.10. And yet, Mr. Bennett apparently sees fit to pay himself the equivalent of $7 per share—more than three times the current share price.

Mr. Bennett’s audacity would be laughable were it not so destructive. Shareholders have lost hundreds of millions in value while Mr. Bennett—having done nothing but extract fees from this Company for 13 years—now stands entitled to siphon another $480 million, paying himself progressively from cash and sale proceeds that should rightfully accrue to shareholders. Braemar was already among the most leveraged lodging REITs in the sector. You have now saddled the Company with an obligation that exceeds the net proceeds of the very sales that triggered it. This is not a business decision; it is, in our view, an act of financial recklessness carried out for Mr. Bennett’s personal gain.

Your belated resignations and talk of reconstituting the Board fool no one. The CEO—Mr. Bennett’s longstanding and loyal lieutenant—will remain in place. We are sure that the “new” directors will be handpicked by the very people who authorized this scandal. We reject this charade entirely.

We will act—swiftly and without restraint.

Al Shams intends to pursue every available legal remedy against you personally, against Mr. Bennett and against all parties complicit in these transactions. We intend to nominate a full slate of genuinely independent directors for the 2026 Annual Meeting and vigorously oppose every candidate selected by this Board or by Mr. Bennett. We call on you to hold the Annual Meeting immediately, so that shareholders—the true owners of this Company—can replace you with directors who understand what a fiduciary duty actually means.

You had every opportunity to act with integrity. You chose not to. We will make certain that choice has consequences.

This is not a threat; this is a promise.

Respectfully,

Al Shams Investments Limited

About Al Shams Investments Limited

Al Shams Investments Limited is a Bermuda-based private investment company focused on global investments across private equity, real estate, and alternative asset classes.

Certain Information Concerning the Participants

Al Shams, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying WHITE Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

At this time, the participants in the solicitation of proxies are anticipated to be Al Shams and Wafic Rida Said (collectively, the "Participants").

The Definitive Proxy Statement and accompanying WHITE Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on June 10, 2026, and is available here. As of the date hereof, by virtue of the relationship among the Participants as members in a Schedule 13(d) group and solely for the purpose of such Schedule 13(d) group, each of the Participants is deemed to beneficially own the 6,513,000 shares of Common Stock of the Company, par value $0.01, held directly by Al Shams.

Investor and Media Contact

Karim Khatoun

Email: info@suncapadvisory.com